[SHEARMAN & STERLING LLP LETTERHEAD]

April 15, 2008

VIA EDGAR, EMAIL AND FEDERAL EXPRESS

Kathryn Jacobson, Senior Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Viacom Inc.

Form 10-K for Fiscal Year Ended December 31, 2007

Filed February 28, 2008

File No. 001-32686

Dear Ms. Jacobson:

On behalf of our client, Viacom Inc. (“Viacom” or the “Company”), set forth below are the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated April 3, 2008 concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed with the Commission on February 28, 2008. For the purposes of this letter, the Company refers to its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 as its “2007 Form 10-K.” For your convenience, the Company’s responses follow the sequentially numbered Comments copied in bold from your letter.

Note 11. Stock Repurchase Program, page 96

1.

Tell us if the NAIRI Agreement referred to herein had previously been filed as a material contract and what its significant terms are. Tell us whether you are obligated to repurchase shares from these parties and the price at which you are required to do so.

As disclosed in the Company’s Form 8-K filed on December 23, 2005, in connection with the Company becoming a separate, public company from CBS Corporation, the Company entered into an agreement with National Amusements, Inc. (“NAI”) and its wholly-owned subsidiary NAIRI, Inc. (the “Initial Agreement”) to govern the terms of NAI’s and NAIRI’s participation in the stock repurchase program the Company planned to commence following the separation. NAI and NAIRI are controlled by the Company’s controlling stockholder, Sumner Redstone, who also serves as the Company’s Executive Chairman of the Board of Directors and Founder. The Company filed the Initial Agreement as Exhibit 10.1 to the December 23, 2005 Form 8-K, and the agreement has been described in the various discussions on its stock repurchase program and related party transactions in its annual and quarterly reports since that time. The Initial Agreement was also included as an Exhibit to the Company’s annual reports each year.

On May 31, 2007, the Company filed a Form 8-K announcing that its Board of Directors had approved a new $4.0 billion stock repurchase program and had approved NAI’s and NAIRI’s continued participation on substantially the same terms as under the Initial Agreement. On June 26, 2007, the Company filed the finalized amendment to the Initial Agreement (together with the Initial Agreement, the “NAIRI Agreement”) on a Form 8-K, and it is included as Exhibit 10.5 to the Company’s 2007 Form 10-K.

Under the Company’s stock repurchase programs, the Company purchases shares of its Class B common stock in the open market and determines the timing and amount of the purchases in its discretion. Pursuant to the NAIRI Agreement, the Company is obligated to buy, and NAI and NAIRI are obligated to sell, a number of shares of Viacom Class B common stock each month such that the ownership percentage of Viacom Class A common stock and Viacom Class B common stock (considered as a single class) held by NAI and/or NAIRI would not increase as a result of the Company’s purchases of shares under its stock repurchase programs. The obligation to purchase shares from NAI/NAIRI accrues on a daily basis as and when the Company purchases shares of its Class B common stock but, for administrative reasons, the purchase is settled on a monthly basis. The purchase price for the shares the Company acquires from NAI/NAIRI is determined based on the volume weighted average trading prices for its Class B common stock as reported by Bloomberg L.P. for trades permitted under Rule 10b-18 of the Securities Exchange Act of 1934, as amended, for each day on which the Company purchases shares under its stock repurchase program.

For accounting purposes, the Company treats the purchase price of the shares it is required to repurchase at the end of each accounting period under the NAIRI Agreement as a liability in accordance with the provisions of paragraph 11 of Statement of Financial Accounting Standard No. 150, “Accounting for Certain Financial Instruments.” Such amount is included as a component of Accrued Expenses in the Company’s Consolidated Balance Sheets at December 31, 2007 and 2006.

Schedule II – Valuation and Qualifying Accounts, page 124

2.	Tell us why you experienced an increased incidence of sales returns and allowances during 2007. Also:
•	Tell us your basis for the increased provisions and the reasons for and timing of the deductions. Were the deductions related to actual returns?
•	Identify the revenue component to which the sales returns relate.
•	Tell us how you had met the sale conditions stipulated in paragraph 6 of SFAS 48.

The Company respectfully notes that substantially all of the activity involving sales returns and allowances relate to home entertainment revenues of the Filmed Entertainment and MTV Networks operating segments. Home entertainment revenues primarily include sales of DVDs to retailers and rental service companies.

For home entertainment product sold by the Filmed Entertainment and MTV Networks operating segments, revenue is recognized on the later of the shipment or the date that the products are made widely available for sale by retailers. Upon a title’s initial release and sale, the Company records a provision for sales returns and allowances on a title-by-title basis based upon an estimate of future returns of product by analyzing a combination of historical returns rates for product of the same genre, marketing strategy, current economic trends, projections of consumer demand in light of actual theatrical box office performance and point of sale data available from certain retailers.

The Company has historically been able to make reliable estimates of product returns due to the following factors:

▪

A long established operating history of producing and distributing numerous motion pictures and cable television programming. This extensive experience has enabled the Company to develop and maintain significant empirical data surrounding the performance of such content through its various stages of distribution including home entertainment;

▪	The vast majority of product returns are received within 6 - 10 months of the home video release of a title;
▪

Theatrical box office performance prior to a title’s home video release and point of sale data post release of a title are effective tools, among others, to reliably forecast consumer demand for the product across the large volume of relatively homogeneous transactions carried out by the Company; and

▪	The product is not susceptible to technological obsolescence over the period of forecasted demand.

For the year ended December 31, 2007, the provision for returns increased principally due to an increase in the number and mix of titles released into home video. The increase in the number of home video titles released resulted in an increase in gross revenues and a corresponding increase in the provision for sales returns and allowances. Furthermore, during 2007, Transformers was released under the DreamWorks and Paramount labels and Shrek the Third, a DreamWorks Animation production, was distributed by Paramount. Both Transformers and Shrek the Third significantly exceeded the performance of the feature films released in the comparable period of the prior year in both the theatrical window and the home entertainment window. As a result of the increase in home entertainment gross revenues versus the prior year, a corresponding increase in the provision for sales returns and allowances was established for such feature films.

Deductions to the allowance for sales returns and allowances are principally in respect of actual returns received from retailers and processed by the Company. As noted above, the vast majority of returns for a given title are typically received within 6 - 10 months of a release of a title into the home video distribution window. The increase in actual returns received and processed during 2007 resulted from an increase in the number and mix of titles, including a full year of DreamWorks and DreamWorks Animation returns processed in 2007.

* * * * *

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters referred to in this letter, please call the undersigned at (212) 848-7325.

Sincerely,

/s/ Stephen T. Giove

Stephen T. Giove

cc:	Philippe P. Dauman, President and Chief Executive Officer, Viacom Inc.

Thomas E. Dooley, Senior Executive Vice President, Chief Administrative Officer and Chief Financial Officer, Viacom Inc.

James W. Barge, Executive Vice President, Controller, Tax and Treasury, Viacom Inc. (Chief Accounting Officer)

Michael D. Fricklas, Executive Vice President, General Counsel and Secretary, Viacom Inc.

Katherine Gill-Charest, Vice President, Deputy Controller, Viacom Inc.

Rudy Licciardi, PricewaterhouseCoopers LLP

4